Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine months ended		Years ended December 31,
	September 30,	September 30,
	2017	2016	2016	2015	2014		2013	2012
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes (1)	$246,735	$293,277	$280,009	$388,604	($156,892)		$279,796	$122,464
Fixed charges :
Interest expense and capitalized interest	165,720	156,736	212,327	193,840	688,280		315,685	379,086
Estimated interest component of net rental payments	7,536	7,752	10,009	11,391	11,665		9,874	9,752
Total fixed charges including interest on deposits	173,256	164,488	222,336	205,231	699,945		325,559	388,838
Less: Interest on deposits	104,907	92,835	127,577	107,533	105,087		137,364	184,089
Total fixed charges excluding interest on deposits	68,349	71,653	94,759	97,698	594,858		188,195	204,749
Income before income taxes and fixed charges (including interest on deposits)	$419,991	$457,765	$502,345	$593,835	$543,053		$605,355	$511,302
Income before income taxes and fixed charges (excluding interest on deposits)	$315,084	$364,930	$374,768	$486,302	$437,966		$467,991	$327,213
Ratio of earnings to fixed charges
Including interest on deposits	2.4	2.8	2.3	2.9	(A	)	1.9	1.3
Excluding interest on deposits	4.6	5.1	4.0	5.0	(A	)	2.5	1.6
Ratio of earnings to fixed charges and preferred stock dividends
Including interest on deposits	2.4	2.7	2.2	2.8	(A	)	1.8	1.3
Excluding interest on deposits	4.5	5.0	3.8	4.8	(A	)	2.4	1.6

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During 2014, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $161 million to achieve ratios of 1:1 in the corresponding period of 2014.